SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On August 12, 2019, InMode Ltd., an Israeli company (the “Company”) closed its previously announced initial public offering (the “IPO”) in which the Company offered 5,000,000 ordinary shares. The aggregate gross proceeds, before deducting underwriting discounts and commissions and other offering expenses, to InMode from the offering were approximately $70.0 million. In connection with the sale of the ordinary shares on August 12, 2019, on August 7, 2019, the Company entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company, Barclays Capital Inc. and UBS Securities LLC, acting as representative of the several underwriters named on Schedule I thereto (the “Underwriters”), pursuant to which the Company agreed to issue and sell the ordinary shares to the Underwriters. A copy of the executed Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

On August 12, 2019, the Company issued a press release announcing the closing of the IPO. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 29, 2019, the Company filed the form Amended and Restated Articles of Association. On August 7, 2019, they became effective. A copy of the Amended and Restated Articles of Association is attached hereto as Exhibit 3.1 and is incorporated by reference.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement dated August 7, 2019
3.1	Amended and Restated Articles of Association dated August 7, 2019
99.1	Press Release dated August 12, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:	/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated August 12, 2019